Exhibit (a)(2)(A)

December 22, 2010

Dear Fellow Stockholder:

On behalf of the Board of Directors of LaserCard Corporation, I am pleased to inform you that LaserCard has agreed to be acquired by American Alligator Acquisition Corp., a wholly-owned subsidiary of ASSA ABLOY Inc., pursuant to the terms of an Agreement and Plan of Merger by and among LaserCard, American Alligator Acquisition Corp. and ASSA ABLOY Inc. ASSA ABLOY Inc. is a wholly-owned subsidiary of ASSA ABLOY AB, a limited liability company organized under the laws of Sweden. ASSA ABLOY AB is also the ultimate parent company of HID Global Corporation, and if the acquisition is consummated, LaserCard will become part of ASSA ABLOY’s HID Global business. American Alligator Acquisition Corp. has today commenced a tender offer to purchase all outstanding shares of common stock of LaserCard at a price of $6.25 per share, net to the seller in cash without interest, less certain applicable taxes.

After successful completion of the tender offer, American Alligator Acquisition Corp. will be merged with LaserCard, with LaserCard being the surviving corporation and a wholly-owned subsidiary of ASSA ABLOY Inc. Any LaserCard common stock not purchased in the tender offer will be converted into the right to receive an amount equal to $6.25 per share, net to the seller in cash without interest and less any required withholding taxes. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of Friday, January 21, 2011. As more fully set forth in the merger agreement, the tender offer is conditioned upon, among other things, the tender in the offer of a number of shares of LaserCard common stock, which, when added to shares already owned by ASSA ABLOY Inc. or any of its controlled subsidiaries, represents more than 50% of the sum of (i) the total number of issued and outstanding shares of LaserCard common stock plus (ii) securities convertible or exchangeable for LaserCard common stock at a price lower than $7.10 per share that will vest prior to June 20, 2011.

After careful consideration, including a thorough review of the terms of the tender offer with LaserCard’s legal and financial advisors, at a meeting held on December 20, 2010, the LaserCard board of directors unanimously (i) declared that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the holders of LaserCard’s common stock and (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby.

Accordingly, and for the other reasons described in more detail in the enclosed copy of LaserCard’s solicitation/recommendation statement, the LaserCard board of directors unanimously recommends that LaserCard’s stockholders accept the tender offer and tender their shares pursuant to the tender offer.

The solicitation/recommendation statement contains additional information relating to the tender offer and the merger, including a description of the reasons for the board of directors’ recommendations described above. Also enclosed are American Alligator Acquisition Corp.’s Offer to Purchase, dated December 22, 2010, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

LaserCard’s directors and management thank you for your support.

Sincerely,

/s/  Robert T. DeVincenzi

Robert T. DeVincenzi

President and Chief Executive Officer

LaserCard Corporation

1875 North Shoreline Boulevard, Mountain View, CA 94043. Tel (650) 969-4428. Fax (650) 969-6121. www.lasercard.com